EXHIBIT 99.1

Independent Auditor's Report

To the Members
White Cliffs Pipeline, L.L.C.
Tulsa, Oklahoma

We have audited the accompanying financial statements of White Cliffs Pipeline, L.L.C., which comprise the balance sheets as of December 31, 2014 and 2013, and the related statements of operations, changes in members' equity and cash flows for each of the three years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of White Cliffs Pipeline, L.L.C., as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the three years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

BDO USA, LLP
Dallas, Texas
February 27, 2015

WHITE CLIFFS PIPELINE, L.L.C.
Balance Sheets
(In thousands, except unit amounts)

	December 31, 2014	December 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	$14,908	$85,209
Accounts receivable	16,614	11,471
Receivable from affiliate	1,160	14
Inventories	2,237	1,315
Other current assets	704	448
Total current assets	35,623	98,457
Property, plant and equipment, net	471,179	312,831
Goodwill	17,000	17,000
Other intangible assets (net of accumulated amortization of $37,957 and $33,198 at December 31, 2014 and 2013, respectively)	16,043	20,802
Total assets	$539,845	$449,090
LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$373	$740
Accrued liabilities	10,735	8,908
Total current liabilities	11,108	9,648
Commitments and contingencies (Note 5)
Members’ equity (240,610 units at December 31, 2014 and 2013)	528,737	439,442
Total liabilities and members’ equity	$539,845	$449,090
The accompanying notes are an integral part of these financial statements.

WHITE CLIFFS PIPELINE, L.L.C.
Statements of Operations
(In thousands)

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Revenues	$160,369	$133,310	$108,125
Expenses:
Costs of products sold, exclusive of depreciation and amortization shown below	3,636	6,023	698
Operating	17,480	15,541	11,957
General and administrative	1,951	2,248	2,166
Depreciation and amortization	23,257	18,668	19,963
Total expenses	46,324	42,480	34,784
Operating income	114,045	90,830	73,341
Other expenses, net	—	13	—
Net income	$114,045	$90,817	$73,341
The accompanying notes are an integral part of these financial statements.

WHITE CLIFFS PIPELINE, L.L.C.
Statements of Changes in Members’ Equity
(In thousands)

Members’ Equity
Balance at December 31, 2011	$280,940
Net income	73,341
Member distributions	(87,283)
Member contributions	5,177
Balance at December 31, 2012	272,175
Net income	90,817
Member distributions	(112,894)
Member contributions	189,344
Balance at December 31, 2013	439,442
Net income	114,045
Member distributions	(130,917)
Member contributions	106,167
Balance at December 31, 2014	$528,737
The accompanying notes are an integral part of these financial statements.

WHITE CLIFFS PIPELINE, L.L.C.
Statements of Cash Flows
(In thousands)

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Cash flows from operating activities:
Net income	$114,045	$90,817	$73,341
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	23,257	18,668	19,963
Inventory valuation adjustment	1,889	—	—
Loss on disposal of long-lived assets	—	—	4
Changes in operating assets and liabilities:
Increase in accounts receivable	(6,289)	(1,212)	(4,312)
Decrease (increase) in inventories and other current assets	(3,060)	2,040	(2,521)
Increase (decrease) in accounts payable and accrued liabilities	(3,045)	3,134	153
Net cash provided by operating activities	126,797	113,447	86,628
Cash flows from investing activities:
Capital expenditures	(172,348)	(112,120)	(1,504)
Proceeds from sale of long-lived assets	—	—	4
Net cash used in investing activities	(172,348)	(112,120)	(1,500)
Cash flows from financing activities:
Member distributions	(130,917)	(112,894)	(87,283)
Member contributions	106,167	189,344	5,177
Net cash provided by (used in) financing activities	(24,750)	76,450	(82,106)
Net increase (decrease) in cash and cash equivalents	(70,301)	77,777	3,022
Cash and cash equivalents at beginning of period	85,209	7,432	4,410
Cash and cash equivalents at end of period	$14,908	$85,209	$7,432
The accompanying notes are an integral part of these financial statements.

WHITE CLIFFS PIPELINE, L.L.C.
Notes to Financial Statements

1.    OVERVIEW
White Cliffs Pipeline, L.L.C. (“White Cliffs”) is a Delaware limited liability company. White Cliffs owns two 12" common carrier, crude oil pipelines running 527 miles with origination points in Platteville, Colorado and Healy, Kansas and a termination point in Cushing, Oklahoma.
SemGroup Corporation (“SemGroup”) owns a 51% interest in White Cliffs indirectly through its consolidated subsidiary Rose Rock Midstream, L.P. ("Rose Rock") which serves as its manager. Rose Rock accounts for White Cliffs under the equity method, as the other members have substantive rights to participate in the management of White Cliffs.
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts and disclosures in the financial statements. Although management believes these estimates are reasonable, actual results could differ materially from these estimates.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
CASH AND CASH EQUIVALENTS—Cash includes currency on hand and demand and time deposits with banks or other financial institutions. Cash equivalents include highly liquid investments with maturities of three months or less at the date of purchase. Balances at financial institutions may exceed federally insured limits.
ACCOUNTS RECEIVABLE - Accounts receivable are reported net of the allowance for doubtful accounts. White Cliffs’ assessment of the allowance for doubtful accounts is based on several factors, including the overall creditworthiness of its customers, existing economic conditions, and the amount and age of past due accounts. Receivables are considered past due if full payment is not received by the contractual due date. Past due accounts are written off against the allowance for doubtful accounts only after all collection attempts have been exhausted. The allowance for doubtful accounts was $0 at December 31, 2014 and 2013.
INVENTORIES—Inventories primarily consist of crude oil. Inventories are valued at the lower of cost or market, with cost generally determined using the weighted-average method. The cost of inventory includes applicable transportation costs. During the year ended December 31, 2014, White Cliffs recorded $1.9 million of non-cash adjustments to reduce the carrying value of inventory to the lower of cost or market value.
PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment is recorded at cost. White Cliffs capitalizes costs that extend or increase the future economic benefits of property, plant and equipment, and expenses maintenance costs that do not. When assets are disposed of, their cost and related accumulated depreciation are removed from the balance sheet, and any resulting gain or loss is recorded within operating expenses in the statements of operations.
Depreciation is calculated primarily on the straight-line method over the following estimated useful lives:

Pipelines and related facilities	20 years
Storage and terminal facilities	10 –25 years
Other property and equipment	3 – 7 years
GOODWILL – White Cliffs tests goodwill for impairment each year as of October 1, or more often if circumstances warrant, by estimating the fair value of the asset group to which the goodwill relates and comparing this fair value to the net book value of the asset group. If fair value is less than net book value, White Cliffs estimates the implied fair value of goodwill, reduces the book value of the goodwill to the implied fair value, and records a corresponding impairment loss.
For the October 1, 2014 goodwill impairment test, White Cliffs developed estimates of cash flows for the next nine years, and also developed an estimated terminal value. White Cliffs discounted the estimated cash flows to present value using a rate of 11.0%. No impairment was recorded for the period.
IMPAIRMENT OF LONG-LIVED ASSETS – We test long-lived asset groups for impairment when events or circumstances indicate that the net book value of the asset group may not be recoverable. We test an asset group for impairment by estimating the undiscounted cash flows expected to result from its use and eventual disposition. If the estimated undiscounted cash flows are lower than the net book value of the asset group, we then estimate the fair value of the asset group and record a reduction to the net book value of the assets and a corresponding impairment loss.

WHITE CLIFFS PIPELINE, L.L.C.
Notes to Financial Statements

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

CONTINGENT LOSSES – White Cliffs records a liability for a contingent loss when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. White Cliffs records attorneys’ fees incurred in connection with a contingent loss at the time the fees are incurred, and does not record liabilities for attorneys’ fees that are expected to be incurred in the future.
ASSET RETIREMENT OBLIGATIONS – Asset retirement obligations include legal or contractual obligations associated with the retirement of long-lived assets, such as requirements to incur costs to dispose of equipment or to remediate the environmental impacts of the normal operation of the assets. White Cliffs records liabilities for asset retirement obligations when a known obligation exists under current law or contract and when a reasonable estimate of the value of the liability can be made.
REVENUE RECOGNITION – Revenue for the transportation of product is recognized upon delivery of the product to its destination.
LINE LOSS DEDUCTIONS AND INVENTORY – The White Cliffs tariff allows White Cliffs to retain a pipeline loss allowance ("PLA") in the amount of two-tenths of one percent of any customer product placed in the system. The PLA is intended to compensate for expenses associated with product shrinkage and evaporation. If the PLA exceeds the actual amount of product loss, White Cliffs is entitled to sell the product overage for its own gain. The PLA is recorded to revenue and inventory in the month in which the shipment occurs. Gains or losses resulting from actual product overages or shortages are also recorded to cost of products sold and inventory during the month the overage or shortage occurs.
White Cliffs recorded $4.7 million, $4.0 million and $3.1 million of revenue related to PLA during the years ended December 31, 2014, 2013 and 2012, respectively. White Cliffs recorded $1.7 million and $1.9 million of cost of sales related to actual product shortages for the years ended December 31, 2014 and 2013, respectively. White Cliffs recorded a reduction of cost of products sold due to actual product overages of $0.1 million for the year ended December 31, 2012. There were no product sales during the year ended December 31, 2014. White Cliffs sold $4.9 million and $0.8 million of inventory during the years ended December 31, 2013 and 2012, respectively. Of the amounts sold, $3.3 million and $0.8 million for the years ended December 31, 2013 and 2012, respectively, were sold to Rose Rock.
INCOME TAXES - White Cliffs is a pass-through entity for federal and state income tax purposes. Its earnings are allocated to its members, who are responsible for any related income taxes. Because of this, no provision for income taxes is reported in the accompanying financial statements.
SUBSEQUENT EVENTS - White Cliffs has evaluated subsequent events for accrual or disclosure in these financial statements through February 27, 2015, which is the date these financial statements were available to be issued.

WHITE CLIFFS PIPELINE, L.L.C.
Notes to Financial Statements

3.    PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment consists of the following (in thousands):

	December 31, 2014	December 31, 2013
Land	$31,205	$12,649
Pipelines and related facilities	496,713	233,696
Storage and terminal facilities	1,830	1,830
Other property and equipment	3,451	1,663
Construction-in-progress	9,749	116,263
Property, plant and equipment, gross	542,948	366,101
Accumulated depreciation	(71,769)	(53,270)
Property, plant and equipment, net	$471,179	$312,831
White Cliffs recorded depreciation expense of $18.5 million, $13.1 million and $13.3 million for the years ended December 31, 2014, 2013 and 2012, respectively. Property, plant and equipment includes accruals for construction costs incurred but not yet paid of $7.6 million and $3.1 million at December 31, 2014 and 2013, respectively.
In November 2014, the members of White Cliffs approved an expansion project which will increase total capacity by 65,000 barrels per day.  Approximately, $80 million of capital spending will be required to complete the project, which is expected to be complete late in 2015.

4.    OTHER INTANGIBLE ASSETS
Other intangible assets consist of customer relationships. They are generally amortized on an accelerated basis over the estimated period of benefit and may be subject to impairments in the future if we are unable to maintain the relationships with the customers to which the assets relate. The following table shows the changes in the other intangible asset balances (in thousands):

Balance, December 31, 2011	$33,073
Amortization	(6,704)
Balance, December 31, 2012	26,369
Amortization	(5,567)
Balance, December 31, 2013	20,802
Amortization	(4,759)
Balance, December 31, 2014	$16,043

White Cliffs estimates that future amortization of other intangible assets will be as follows (in thousands):

For the year ending:
December 31, 2015	$4,069
December 31, 2016	3,478
December 31, 2017	2,972
December 31, 2018	2,541
December 31, 2019	1,133
Thereafter	1,850
Total estimated amortization expense	$16,043

WHITE CLIFFS PIPELINE, L.L.C.
Notes to Financial Statements

5.    COMMITMENTS AND CONTINGENCIES
Environmental
White Cliffs may from time to time experience leaks of petroleum products from its facilities, as a result of which it may incur remediation obligations or property damage claims. In addition, White Cliffs is subject to numerous environmental regulations. Failure to comply with these regulations could result in the assessment of fines or penalties by regulatory authorities.
Asset retirement obligations
We may be subject to removal and restoration costs upon retirement of our facilities. However, we are unable to predict when, or if, our pipelines, storage tanks and related facilities would become completely obsolete and require decommissioning. Accordingly, we have not recorded a liability or corresponding asset, as both the amount and timing of such potential future costs are indeterminable.
Other matters
White Cliffs is a party to various other claims, legal actions, and complaints arising in the ordinary course of business. In the opinion of management, the ultimate resolution of these claims, legal actions, and complaints, after consideration of amounts accrued, insurance coverage, and other arrangements, will not have a material adverse effect on White Cliffs’ combined financial position, results of operations or cash flows. However, the outcome of such matters is inherently uncertain, and estimates of our consolidated liabilities may change materially as circumstances develop.
Leases
White Cliffs has entered into operating lease agreements for office space, office equipment, land, trucks and storage tanks. Future minimum payments required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year at December 31, 2014, are as follows (in thousands):

Years ending:
December 31, 2015	$4,239
December 31, 2016	4,116
December 31, 2017	3,781
December 31, 2018	2,963
December 31, 2019	2,088
Thereafter	787
Total future minimum lease payments	$17,974
White Cliffs recorded lease and rental expenses of $3.3 million, $3.2 million and $2.2 million for the years ended December 31, 2014, 2013 and 2012, respectively.

6.    RELATED PARTY TRANSACTIONS
During the years ended December 31, 2014, 2013 and 2012, White Cliffs generated revenues from its owners in the amounts of $134.3 million, $121.5 million and $96.4 million, respectively.
During the years ended December 31, 2014, 2013 and 2012 White Cliffs generated revenues from its affiliates in the amounts of $3.1 million, $3.3 million and $0.8 million, respectively.
White Cliffs has storage agreements with Rose Rock. White Cliffs paid $2.9 million, $2.9 million and $2.5 million for such services during the years ended December 31, 2014, 2013 and 2012, respectively.
Rose Rock incurs certain general and administrative expenses on behalf of White Cliffs for which the other owners of White Cliffs are not responsible. White Cliffs records the expense and a corresponding member contribution from Rose Rock, since White Cliffs is not required to reimburse Rose Rock for these expenses. White Cliffs recorded $1.6 million, $1.8 million and $2.0 million of such general and administrative expense during the years ended December 31, 2014, 2013 and 2012, respectively.